SECI 17006075

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JAN 27 2017

Washington DC
409

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SEC FILE NUMBER
8- 31616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2015 AND ENDING 11/30/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue, 18th Floor
(No. and Street)

NEW YORK | NY | 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS C. POSS 212-813-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Company, LLP.
(Name – *if individual, state last, first, middle name*)

1375 Broadway | New York | NY | 10018
(Address) (City) (State) (Zip Code)

RECEIVED
2017 JAN 27 PM 12:35
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30th, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEANN PERRI
Notary Public, State of New York
Registration #01PE6232681
Qualified In Richmond County
Commission Expires Dec. 13, 2018

Roseann Perri
Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS CAPITAL CORP.

Statement of Financial Condition

November 30, 2016

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934] as a PUBLIC DOCUMENT

AEGIS CAPITAL CORP.

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2016

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Aegis Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Aegis Capital Corp.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 25, 2017

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2016

ASSETS	
Cash and cash equivalents	$ 1,552,695
Receivables from clearing brokers	1,869,411
Receivables from registered representatives	1,500,301
Marketable securities owned, at fair value	8,400,896
Prepaid expenses and other assets	12,246
Equipment, fixtures, and leasehold improvements	98,589
Deposits	110,680
	$ 13,544,818
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 15,568
Payable to clearing broker	6,440,150
Accounts payable, accrued expenses, and other liabilities	1,976,358
	8,432,076
Subordinated borrowings	1,000,000
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	2,750,514
Retained earnings	1,362,128
	4,112,742
	$ 13,544,818

The accompanying notes are an integral part of the financial statements.

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains branch offices in New York, New Jersey, Connecticut, Texas, Florida, Oregon, South Carolina, and Puerto Rico.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation ('SIPC').

The Company earns commissions on trades executed on behalf of customers as an introducing broker. In addition, the Company executes trades on behalf of clients on a riskless basis where the Company acts as an intermediary for the client and income on these riskless principal transactions are included in commission revenue. All transactions related to publicly traded equity and debt securities are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company earns fees from its investment banking activities related to capital raising transactions for its clients and fees from syndicate participations in managing certain security offerings as well as providing advisory services related to the placement of corporate debt, bank loans, and other debt instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - The Company considers all short term debt securities purchased with an original maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions are recorded on the trade date basis, as if they had settled. Marketable securities are valued at fair value.

c. ***Use of Estimates*** - The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement.

d. ***Investment Valuation*** - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three level of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the

identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned and securities sold, not yet purchased, are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

The preceding method described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by other broker-dealers ("Clearing Brokers") pursuant to clearance agreements. At November 30, 2016, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The amounts receivable from and payable to the Clearing Brokers as of November 30, 2016 consist of the following:

Continued

	Receivable (Payable)
Clearing deposits	$ 850,304
Cash held in accounts at Clearing Brokers	143,221
Fees and commissions receivable	875,886
	1,869,411
Payable to Clearing Broker for securities purchased	(6,440,150)
Net payable to Clearing Brokers	$ (4,570,739)

Pursuant to clearance agreements with the Clearing Brokers, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers. Liabilities to Clearing Brokers for securities purchased are collateralized by those securities.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income. At November 30, 2016, a reserve of $1,714 was established by the Clearing Brokers to cover such losses on certain accounts and is netted against fees and commissions receivable.

4 - Receivables from Registered Representatives

The Company has advanced monies to registered representatives employed at the Company's branches in anticipation of future commissions to be earned and in fulfilling certain commitments to meet gross commission benchmarks. The Company reserves the right, at the Company's discretion, to be repaid the advances through an offset at any time of the commissions earned and payable to the branches and or its registered representatives. As of November 30, 2016, the $1,500,301 balance of advances receivable from its registered representatives reflects $3,747,598 of commissions earned and payable applied to $5,247,899, which is the balance of monies previously advanced.

5 - Fair Value Measurements of Securities Owned

The following is a summary, by level, of inputs used to value the Company's marketable securities as of November 30, 2016:

Asset Valuation Inputs	(Level 1)	(Level 2)	(Level 3)	Total
Investments in Marketable Securities				
Municipal bonds	$ -	$ 8,344,248	$ -	$ 8,344,248
Common stocks	56,648	-	-	56,648
	56,648	8,344,248	-	8,400,896
Common stocks sold, not yet purchased	(15,568)	-	-	(15,568)
	$ 41,080	$ 8,344,248	$ -	$ 8,385,328

There were no transfers between levels during the year.

6 - Equipment, Fixtures, and Leasehold Improvements

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$	658,087
Furniture and fixtures		255,025
Leasehold improvements		85,219
		998,331
Less: Accumulated depreciation and amortization		899,742
	$	98,589

7 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at November 30, 2016 are as follows:

Subordinated note payable – interest at 10% per annum – due February 10, 2017	$	750,000
Subordinated note payable – interest at 10% per annum – due February 10, 2017		250,000
	$	1,000,000

The subordinated borrowings will automatically be extended for one year upon maturity in accordance with the subordination agreement since the lender did not give notice on or before July 10, 2016 requesting repayment.

8 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in New York City, from its Parent under an expense sharing agreement which is subject to change annually.

In March 2013, the Company entered into a lease agreement for office space located in Miami, Florida set to expire May 15, 2018. In October 2015, the Company entered into a lease agreement for a second office space located in Miami, Florida set to expire December 31, 2020. As of November 30, 2016, the Miami lease agreements along with the current expense sharing agreement and lease held by the Parent, as tenant, is set to expire May 31, 2022. The rent for office space of all other branch offices are the obligation of those branch offices. The Company is expected to pay minimum future rental payments as follows:

November 30,		
2017	$	1,353,045
2018		1,305,775
2019		1,265,172
2020		847,528
2021		311,045
Thereafter		129,602
Total	$	5,212,167

The Company maintains noninterest bearing cash balances at financial institutions. At times during the year, balances have exceeded the FDIC insured limits. The Company maintains these balances at financial institutions that the Company has deemed to be not subject to material risk.

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending any claims. As of November 30, 2016 the ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. Management of the

Continued

Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position. Management has determined that the aggregate claims are covered by its insurance policy.

The Company has provided responses to an inquiry and investigative proceeding brought jointly by FINRA, the SEC and FIN CEN. The matter is in the discovery stage and no estimate of the effects of an adverse conclusion, if any, can be made as of the date of this financial statement.

9 - RELATED PARTY TRANSACTIONS

During fiscal 2016, the Company paid fees for professional services as general counsel in the amount of $402,000 to an entity controlled by one of the Company's officers.

During fiscal 2016, the Company paid to its Parent a management fee for corporate governance and professional expertise in the amount of $3,170,000.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2016, the Company had net capital, as defined, of $2,717,948, which was $2,586,191 in excess of its required net capital of $131,757. The Company's net capital ratio was 0.73 to 1. Also, at November 30, 2016 excluded from aggregate indebtedness are amounts payable to a clearing broker in the amount of $6,440,150 that are adequately collateralized by securities owned.

11 - INCOME TAXES

The Parent is subject to the New York City General Corporation Tax based on the income of the Company, or its net capital base, whichever is higher.

12 - OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.

13 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 25, 2017, the date this financial statement was available to be issued.